micon INTERNATIONAL LIMITED | mineral industry consultants

CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of this report on the San Sebastián Project of Endeavour Silver Corp., in Jalisco State, Mexico, I, William J. Lewis do hereby certify that:

1) I am employed as a Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2) I hold the following academic qualifications:

   B.Sc. (Geology) University of British Columbia 1985

3) I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

   - Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)
   - Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)
   - Association of Professional Geoscientists of Ontario (Membership # 1522)
   - The Geological Association of Canada (Associate Member # A5975)
   - The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4) I have worked as a geologist in the minerals industry for 26 years;

5) I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and 6 years as a consulting geologist on precious and base metals and industrial minerals;

6) I have not visited the San Sebastián project;

7) I have had no prior involvement with the San Sebastián property;

8) As of the effective date of the Technical Report referenced below, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9) I am independent of Endeavour Silver Corp. as described in section 1.5 of NI 43-101;

10) I am responsible for Sections 1 through 8, 13, 16 through 25, and 28 of the Technical Report dated March 30, 2012 and dated effective December 31, 2011, entitled "NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Project, Jalisco State Mexico."

11) I have read NI 43-101 and the portions of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

Dated this 30th day of March, 2012

"William J. Lewis" [Signed and sealed]

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,
Micon International Limited